02049877

GRUPOMEXICO

SUPPL

GRUPO MEXICO, S.A. DE C.V.
AV BAJA CALIFORNIA No. 200, COL. ROMA SUR, 06760 MEXICO, D.F.
TELS. 55-64-74-70 Ext. 7150, FAX: 55-64-76-77, E-mail: edurant@gmexico.com.mx

August 29, 2002

RECEIVED SEP 0 3 2002 SEC MAIL PROCESSING SECTION WASH, D.C. 180

United States Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Filing Desk

Issuer: GRUPO MEXICO, S.A DE C.V., File Number 82-4582

Ladies and Gentlemen:

In accordance with rule 12g 3-2 (b), annex you will find Financial Information of Grupo México, S.A. de C.V., filed to the Mexican Stock Exchange (Bolsa Mexicana de Valores) relating for the second quarter ended June 30, 2002.

Any questions concerning the enclosed, should be addressed to the undersigned at (011) (52-55) 5564-7470 or to Daniel Tellechea Salido at (011). (52-55) 5574-8483

PROCESSED
SEP 2 0 2002
THOMSON FINANCIAL

Sincerely,

Ernesto Durán Trinidad
Corporate Comptroller Director

9/17

Enclosure

cc: Daniel Tellechea Salido Managing Director, Finance, (Grupo México, S.A. de C.V.)
Michael L. Fitzgerald (Sidley Austin Brown & Wood)

82-4582

STOCK EXCHANGE CODE: **GMEXICO** Quarter: 2 Year: 2002

GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**83,634,809**	**100**	**92,075,031**	**100**
2	**CURRENT ASSETS**	**11,982,758**	**14**	**18,011,653**	**20**
3	CASH AND SHORT-TERM INVESTMENTS	3,043,957	4	5,966,119	6
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	2,748,526	3	3,798,183	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,364,807	2	2,261,132	2
6	INVENTORIES	4,591,051	5	5,884,992	6
7	OTHER CURRENT ASSETS	234,417	0	101,227	0
8	**LONG-TERM**	**128,269**	**0**	**141,859**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	128,269	0	141,859	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**59,862,957**	**72**	**59,581,338**	**65**
13	PROPERTY	31,274,528	37	44,594,490	48
14	MACHINERY AND INDUSTRIAL	54,934,680	66	48,343,339	53
15	OTHER EQUIPMENT	1,656,454	2	1,173,739	1
16	ACCUMULATED DEPRECIATION	29,685,124	35	36,501,702	40
17	CONSTRUCTION IN PROGRESS	1,682,419	2	1,971,472	2
18	**DEFERRED ASSETS (NET)**	**9,364,900**	**11**	**10,867,458**	**12**
19	**OTHER ASSETS**	**2,295,925**	**3**	**3,472,723**	**4**
20	**TOTAL LIABILITIES**	**53,255,852**	**100**	**55,228,917**	**100**
21	**CURRENT LIABILITIES**	**17,553,519**	**33**	**14,165,298**	**26**
22	SUPPLIERS	4,328,574	8	5,047,663	9
23	BANK LOANS	8,360,911	16	5,995,525	11
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	1,271,772	2	1,041,501	2
26	OTHER CURRENT LIABILITIES	3,592,262	7	2,080,609	4
27	**LONG-TERM LIABILITIES**	**19,442,620**	**37**	**26,144,902**	**47**
28	BANK LOANS	19,282,357	36	25,877,097	47
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	160,263	0	267,805	0
31	**DEFERRED LOANS**	**12,580,005**	**24**	**12,244,883**	**22**
32	**OTHER LIABILITIES**	**3,679,708**	**7**	**2,673,834**	**5**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**30,378,957**	**100**	**36,846,114**	**100**
34	**MINORITY INTEREST**	**8,144,219**	**27**	**9,603,360**	**26**
35	**MAJORITY INTEREST**	**22,234,738**	**73**	**27,242,754**	**74**
36	**CONTRIBUTED CAPITAL**	**17,816,779**	**59**	**17,816,779**	**48**
37	PAID-IN CAPITAL STOCK (NOMINAL)	16,316,038	54	16,316,038	44
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,348,816	4	1,348,816	4
39	PREMIUM ON SALES OF SHARES	151,925	1	151,925	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**4,417,959**	**15**	**9,425,975**	**26**
42	RETAINED EARNINGS AND CAPITAL RESERVE	11,008,213	36	13,639,551	37
43	REPURCHASE FUND OF SHARES	13,043	0	13,043	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(5,811,065)	(19)	(4,819,720)	(13)
45	NET INCOME FOR THE YEAR	(792,232)	(3)	593,101	2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**3,043,957**	**100**	**5,966,119**	**100**
46	CASH	1,933,263	64	5,593,651	94
47	SHORT-TERM INVESTMENTS	1,110,694	36	372,468	6
18	**DEFERRED ASSETS (NET)**	**9,364,900**	**100**	**10,867,458**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	9,248,103	99	10,729,192	99
49	GOODWILL	116,797	1	138,266	1
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**17,553,519**	**100**	**14,165,298**	**100**
52	FOREING CURRENCY LIABILITIES	13,273,662	76	12,275,845	87
53	MEXICAN PESOS LIABILITIES	4,279,857	24	1,889,453	13
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**3,592,262**	**100**	**2,080,609**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	3,592,262	100	2,080,609	100
27	**LONG-TERM LIABILITIES**	**19,442,620**	**100**	**26,144,902**	**100**
59	FOREING CURRENCY LIABILITIES	19,442,620	100	26,144,902	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**160,263**	**100**	**267,805**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	160,263	100	267,805	100
31	**DEFERRED LOANS**	**12,580,005**	**100**	**12,244,883**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	12,580,005	100	12,244,883	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**3,679,708**	**100**	**2,673,834**	**100**
68	RESERVES	1,352,940	37	1,264,831	47
69	OTHERS LIABILITIES	2,326,768	63	1,409,003	53
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(5,811,065)**	**100**	**(4,819,720)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(4,983,147)	(86)	(3,695,978)	(77)
71	INCOME FROM NON-MONETARY POSITION ASSETS	(827,918)	(14)	(1,123,742)	(23)

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **2** YEAR: **2002**
GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(5,570,761)	3,846,355
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	243	210
75	EMPLOYERS (*)	5,283	6,041
76	WORKERS (*)	16,996	21,355
77	CIRCULATION SHARES (*)	651,646,640	651,646,640
78	REPURCHASED SHARES (*)	0	0

29/08/2002 08.11

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **2** YEAR: **2002**
GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**12,223,687**	**100**	**15,584,452**	**100**
2	COST OF SALES	8,160,676	67	12,048,096	77
3	**GROSS INCOME**	**4,063,011**	**33**	**3,536,356**	**23**
4	OPERATING	2,457,144	20	2,537,091	16
5	**OPERATING INCOME**	**1,605,867**	**13**	**999,265**	**6**
6	TOTAL FINANCING COST	1,409,913	12	(308,641)	(2)
7	**INCOME AFTER FINANCING COST**	**195,954**	**2**	**1,307,906**	**8**
8	OTHER FINANCIAL OPERATIONS	(54,400)	0	(98,992)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**250,354**	**2**	**1,406,898**	**9**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	660,314	5	626,623	4
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(409,960)**	**(3)**	**780,275**	**5**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	289	0	(5,676)	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**(409,671)**	**(3)**	**774,599**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(409,671)**	**(3)**	**774,599**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	82,445	1	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(492,116)**	**(4)**	**774,599**	**5**
19	NET INCOME OF MINORITY INTEREST	300,116	2	181,498	1
20	**NET INCOME OF MAJORITY INTEREST**	**(792,232)**	**(6)**	**593,101**	**4**

29/08/2002 08.11

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**12,223,687**	**100**	**15,584,452**	**100**
21	DOMESTIC	4,708,294	39	4,414,862	28
22	FOREIGN	7,515,393	61	11,169,590	72
23	TRANSLATED INTO DOLLARS (***)	754,444	6	1,121,276	7
6	**TOTAL FINANCING COST**	**1,409,913**	**100**	**(308,641)**	**100**
24	INTEREST PAID	968,738	69	1,336,651	433
25	EXCHANGE LOSSES	2,819,746	200	208,041	67
26	INTEREST EARNED	55,511	4	124,700	40
27	EXCHANGE PROFITS	1,536,960	109	1,011,339	328
28	GAIN DUE TO MONETARY POSITION	(786,100)	(56)	(717,294)	(232)
8	**OTHER FINANCIAL OPERATIONS**	**(54,400)**	**100**	**(98,992)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(54,400)	(100)	(98,992)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**660,314**	**100**	**626,623**	**100**
32	INCOME TAX	563,446	85	417,400	67
33	DEFERED INCOME TAX	(28,227)	(4)	78,216	12
34	WORKERS' PROFIT SHARING	125,095	19	131,007	21
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	12,223,686	15,584,451
37	NET INCOME OF THE YEAR	(91,693)	(32,163)
38	NET SALES (**)	24,981,189	35,645,036
39	OPERATION INCOME (**)	127,441	4,034,529
40	NET INCOME OF MAYORITY INTEREST(**)	(4,016,367)	2,084,054
41	NET CONSOLIDATED INCOME (**)	(3,914,220)	2,917,432

29/08/2002 29/01/1999 08.11

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(492,116)**	**774,599**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,965,824	2,062,400
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,473,708**	**2,836,999**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(1,600,581)	95,782
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(126,873)**	**2,932,781**
6	CASH FLOW FROM EXTERNAL FINANCING	(600,922)	2,771,502
7	CASH FLOW FROM INTERNAL FINANCING	0	(75,032)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(600,922)**	**2,696,470**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**594,134**	**(1,975,907)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(133,661)	3,653,344
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	3,177,618	2,312,775
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	3,043,957	5,966,119

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **2** YEAR: **2002**
GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**1,965,824**	**2,062,400**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,912,713	2,025,970
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	25,605	11,585
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	27,506	24,845
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(1,600,581)**	**95,782**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(643,574)	(548,148)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	652,778	1,355,849
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	191,775	264,636
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(350,930)	(894,060)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,450,630)	(82,495)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(600,922)**	**2,771,502**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	279,153	4,955,133
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(880,075)	(2,183,631)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**(75,032)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS		65
31	(-) DIVIDENS PAID		(83,600)
32	+ PREMIUM ON SALE OF SHARES		8,503
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES		0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**594,134**	**(1,975,907)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	414	15,160
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,091,395)	(1,347,827)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(66,412)	(281,571)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	1,751,527	(361,669)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **2** YEAR: **2002**
GRUPO MEXICO, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	(4.03) %	4.97 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(18.06) %	7.65 %
3	NET INCOME TO TOTAL ASSETS (**)	(4.68) %	3.17 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	3.42 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(159.74) %	92.60 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.30 times	0.39 times
7	NET SALES TO FIXED ASSETS (**)	0.42 times	0.60 times
8	INVENTORIES ROTATION (**)	4.31 times	4.76 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	35 days	38 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.93 %	8.44 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	63.68 %	59.98 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.75 times	1.50 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	61.43 %	69.57 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	32.48 %	43.88 %
15	OPERATING INCOME TO INTEREST PAID	1.66 times	0.75 times
16	NET SALES TO TOTAL LIABILITIES (**)	0.47 times	0.65 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.68 times	1.27 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.42 times	0.86 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.23 times	0.33 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	17.34 %	42.12 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	12.06 %	18.20 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(13.09) %	0.61 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(0.13) times	2.19 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00 %	102.78 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00 %	(2.78) %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	(183.70) %	68.21

29/08/2002 08.12

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR			QUARTER OF PREVIOUS FINANCIAL YEAR		
			Amount			Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	(6.16)		$	4.84	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	(5.88)		$	(0.03)	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	(0.13)		$	6.80	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	34.12		$	41.81	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.13	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		0.42	times		0.56	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		2.31	times		4.88	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

29/08/2002 08.12

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

82-4582

STOCK EXCHANGE CODE: GMEXICO
GRUPO MEXICO, S.A. DE C.V.

QUARTER: 2 YEAR: 2002

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

GRUPO MÉXICO

FINANCIAL HIGHLIGHTS
(EXPRESSED IN THOUSANDS OF US DOLLARS UNLESS NOTED - US GAAP) (*)

US GAAP	3 MONTHS ENDED 30/JUN 2002	3 MONTHS ENDED 30/JUN 2001	VAR %	3 MONTHS ENDED 31/MAR 2002	3 MONTHS ENDED 30/MAR 2001	VAR %
NET SALES	654,032	776,744	(15.8)	630,770	778,859	(19.0)
COST OF SALES	420,976	579,902	(27.4)	447,326	635,334	(29.6)
ADMINISTRATIVE EXPENSES	26,719	26,715	0.0	31,963	34,640	(7.7)
OTHER COST - NONRECURRING	4,665	-	100.0	1,988	-	100.0
OPERATING INCOME	131,920	99,038	33.2	80,421	36,582	119.8
EBITDA	201,672	170,127	18.5	149,493	108,885	37.3
FINANCING COSTS(NET)	48,452	60,884	(20.4)	48,358	61,788	(21.7)
NET PROFIT (LOSS) (MAJORITY)	65,361	6,099	971.7	(20,940)	(48,805)	57.1
PROFIT (LOSS) PER SHARE (MAJORITY)	0.10	0.01	971.7	(0.03)	(0.08)	57.1

US GAAP	FINANCIAL DATA SIX MONTHS ENDED: JUNE 30 2002	JUNE 30 2001	VAR. %	MARKET METALS PRICES SIX MONTHS ENDED:	JUNE 30 2002	JUNE 30 2001	VAR. %
NET SALES	1,284,802	1,555,603	(17.4)	COPPER (US CTS/POUND)	73.2	78.6	(6.9)
COST OF SALES	868,302	1,215,236	(28.5)	ZINC (US CTS/POUND)	35.7	44.3	(19.4)
ADMINISTRATIVE EXPENSES	58,682	61,355	(4.4)	SILVER (DLLS/OUNCE)	4.6	4.5	2.2
OTHER COST - NONRECURRING	6,653	-	100.0	GOLD (DLLS/OUNCE)	301.6	265.6	13.6
OPERATING INCOME	212,341	135,620	56.6	MOLYBDENUM (US DLLS/POUND)	3.4	2.3	47.8
EBITDA	351,165	279,012	25.9	LEAD (US CTS/POUND)	21.5	21.7	(0.9)
FINANCING COSTS(NET)	96,810	122,672	(21.1)				
PROFIT /NET LOSS (MAJORITY)	44,421	(42,706)	204.0				
PROFIT (LOSS) PER SHARE (MAJORITY)	0.07	(0.07)	204.0				

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

* BECAUSE OF THE NATURE OF OUR MINING BUSINESS ACTIVITIES, WHOSE SALES ARE 100% DENOMINATED IN US DOLLARS, WE HAVE PRESENTED FIGURES IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN THE UNITED STATES UNDER THE HEADING "APPLIES TO US GAAP" AND SUBSEQUENTLY IN ACCORDANCE WITH MEXICAN GAAP UNDER THE HEADING " APPLIES TO MEXICAN GAAP".

GRUPO MEXICO (G.MEXICO) CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED ON JUNE 30, 2002, INCLUDE THE OPERATIONS OF AMERICAS MINING CORPORATION (AMC) AND INFRAESTRUCTURA Y TRANSPORTES MÉXICO (ITM) WHICH CONSOLIDATE THE RESULTS OF THE OPERATING COMPANIES: MINERA MEXICO (MM), ASARCO, SOUTHERN PERU COPPER CORPORATION (SPCC), GRUPO FERROVIARIO MEXICANO (GFM)AND FERROMEX.

APPLIES TO US GAAP:

G.MEXICO CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND THE FIRST SIX MONTHS ENDING JUNE 30, 2002 ARE HIGHLIGHTED BY IMPROVED EFFICIENCIES THAT ALLOWED US TO OBTAIN SIGNIFICANT OPERATING AND ADMINISTRATIVE COST SAVINGS AT ALL OF OUR SUBSIDIARIES. THESE SAVINGS WERE THE RESULT OF VARIOUS MEASURES, INCLUDING SIGNIFICANT PERSONNEL REDUCTIONS AND THE TEMPORARY AND/OR PARTIAL SUSPENSION OF SOME OF OUR MINING OPERATIONS THAT ARE NOT PROFITABLE UNDER CURRENT METALS PRICES, AS WELL AS ADJUSTMENTS TO OUR SMELTING PLANTS AND REFINERIES IN RESPONSE TO THE PREVAILING CONDITIONS OF THE MINING INDUSTRY. THE COMBINED EFFECT OF THESE ACTIONS REDUCED COSTS AND EXPENSES IN THE SECOND QUARTER OF 2002 BY 27.4% WHEN COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR, WITH TOTAL SAVINGS OF $158.9 MILLION. THE LOWER PRICES FOR THE METALS PRODUCED AND SOLD BY THE COMPANY CAUSED A DROP OF APPROXIMATELY $137.1 MILLION COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR. AS OF JUNE 30, 2002 REDUCTIONS IN COSTS AND EXPENSES OF $346.9 MILLION REPRESENTING A 28.5% IMPROVEMENT COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR. THIS DECREASE IN COSTS AND EXPENSES ALSO ALLOWED US TO MITIGATE THE EFFECT OF THE REDUCTION OF COPPER PRICES (6.9%) AND ZINC PRICES (19.4%) BY APPROXIMATELY $270.8 MILLION.

G.MEXICO CONSOLIDATED SALES FOR THE SECOND QUARTER OF 2002 WERE $654.0 MILLION, REPRESENTING A 15.8% DECREASE COMPARED TO THE PREVIOUS YEAR'S SECOND QUARTER. SALES FOR THE FIRST HALF OF 2002 WERE $1.28 BILLION, A 17.4% DECLINE OVER THE FIRST HALF OF 2001. THIS DECREASE CAN BE ATTRIBUTED PRIMARILY TO THE LOWER METAL PRICES AND TO LOWER VOLUMES SOLD AS A RESULT OF OUR STRATEGY OF FAVORING MARGIN OVER VOLUME.

DURING THE FIRST HALF OF THE YEAR, NONRECURRING ADMINISTRATIVE COSTS OF $6.7 MILLION WERE INCURRED FOR RESTRUCTURING, LEGAL AND ACCOUNTING EXPENSES.

G.MEXICO'S SECOND QUARTER OPERATING EARNINGS OF $131.9 MILLION DOLLARS REPRESENT 20.2% OF SALES COMPARED TO 12.8% DURING THE SAME PERIOD OF THE PREVIOUS YEAR. AS OF JUNE 30 OPERATING EARNINGS FOR THE FIRST SIX MONTH OF 2002 WERE $212.3 MILLION DOLLARS REPRESENTING 16.5% OF SALES COMPARED TO 8.7% DURING THE SAME PERIOD OF THE PREVIOUS YEAR. THE OPERATING CASH FLOW (EBITDA) FOR THE SECOND QUARTER WAS $201.7 MILLION, REPRESENTING 30.8% OF SALES, COMPARED TO 21.9% IN THE PREVIOUS YEAR'S SECOND QUARTER. AS OF JUNE 30, 2002, EBITDA WAS $351.2 MILLION, REPRESENTING 27.3% OF SALES COMPARED TO 17.9% DURING THE SAME PERIOD OF THE PREVIOUS YEAR.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

INVESTMENTS

THE INVESTMENT PROGRAM CARRIED OUT DURING THE YEAR HAS REACHED $143.7 MILLION, $125.2 MILLION OF WHICH CORRESPONDS TO THE MINING DIVISION. THE EXPANSION OF THE TOQUEPALA CONCENTRATOR IN PERU REACHED 96% COMPLETION AT THE END OF JUNE 2002. IN ADDITION INVESTMENT IN THE CANANEA MINE CONTINUES AND HAS REACHED $24 MILLION IN THE FIRST SEMESTER, WHICH WILL ALLOW ACCESS TO HIGHER-GRADE MINERAL ZONES.

FINANCING

IN CONSIDERATION OF THE PREVAILING MARKET CIRCUMSTANCES AND WITH THE PURPOSE OF ADJUSTING TO CURRENT CREDIT CONDITIONS AND OBLIGATIONS, WE ARE CURRENTLY NEGOTIATING WITH OUR BANKS AND INVESTORS IN ORDER TO OBTAIN CONDITIONS MORE IN ACCORDANCE WITH CURRENT NEEDS. THE TOTAL DEBT AS OF JUNE 30, 2002, IS $2.76 BILLION, WITH $288.1 OF AVAILABLE CASH, WHICH IS EQUIVALENT TO A NET DEBT OF $2.47 BILLION.

THE FOLLOWING CHART SUMMARIZES G.MEXICO'S NET DEBT (EXPRESSED IN THOUSANDS OF DOLLARS):

COMPANY	BALANCE AT 30/JUN/02	DUE IN: 2002
GRUPO MÉXICO	87,000	37,000
GRUPO MINERO MÉXICO	1,312,314	131,357(1)
ASARCO INC.	984,886	450,000 (1)
SOUTHERN PERU COPPER CORP.	299,043	NA
GRUPO FERROVIARIO MEXICANO	79,529	7,268
TOTAL	2,762,772	625,625

(1) WE ARE IN THE PROCESS OF NEGOTIATING WITH THE BANKS AND INVESTORS PARTICIPATING IN THESE CREDITS WITH THE PURPOSE OF ADJUSTING THE AMORTIZATION OF THE DEBT TO BETTER ALIGN WITH THE CURRENT CONDITIONS.

MINING DIVISION

AMERICAS MINING CORPORATION (AMC)

AMERICAS MINING CORPORATION CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED JUNE 20, 2002, INCLUDE THE OPERATIONS OF THE OPERATING COMPANIES: MINERA MEXICO (MM), ASARCO, AND SOUTHERN PERU COPPER CORPORATION (SPCC), WHICH REPRESENT OUR MINING OPERATIONS IN MEXICO, THE UNITED STATES OF AMERICA AND PERU.

82-4582

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

AMC -FINANCIAL HIGHLIGHTS
(EXPRESSED IN THOUSANDS OF US DOLLARS UNLESS NOTED - US GAAP)

FINANCIAL DATA	3 MONTHS ENDED 30/JUN 2002	3 MONTHS ENDED 30/JUN 2001	VAR %	3 MONTHS ENDED 31/MAR 2002	6 MONTHS ENDED 30/JUN 2002	6 MONTS ENDED 30/JUN 2001	VAR %
Net Sales	486,905	635,990	(23.4)	488,575	975,480	1,299,472	(24.9)
Cost of Sales	327,575	492,852	(33.5)	363,786	691,361	1,051,167	(34.2)
Administrative Expenses	18,937	19,308	(1.9)	24,172	43,109	47,300	(8.9)
Other cost - nonrecurring	4,665	-	100.0	1,988	6,653	-	100.0
Operating Income	87,773	74,839	17.3	52,862	140,635	98,879	42.2
EBITDA	135,728	123,830	9.6	98,629	234,357	201,005	16.6
Financing Costs (net)	47,880	58,192	(17.7)	48,641	96,521	117,070	(17.6)
Net Profit (Loss) (Majority)	50,405	(14,780)	441.0	(36,528)	13,877	(68,361)	120.3

SALES FOR THE SECOND QUARTER OF 2002 AMOUNTED TO $486.9 MILLION DOLLARS, COMPARED TO SALES OF $636.0 MILLION DOLLARS DURING THE SAME QUARTER OF THE PREVIOUS YEAR. AS OF JUNE 30, 2002, SALES WERE $975.5 MILLION COMPARED TO $1.29 BILLION IN THE SAME PERIOD OF PREVIOUS YEAR. THIS DECREASE CAN BE ATTRIBUTED PRIMARILY TO LOWER METALS PRICES.

SECOND QUARTER, SALES VOLUMES FOR OUR MAIN METAL, COPPER, WERE REDUCED BY 76,456 METRIC TONS, OR 26.4%, AGAINST THE SAME PERIOD IN THE PREVIOUS YEAR. ZINC AND SILVER HAS SHOWN THE SAME TREND WITH A DECREASE OF 31.0% AND 24.0% RESPECTIVELY. AS OF JUNE 30, 2002, SALES VOLUMES FOR COPPER, WERE REDUCED BY 99,268 METRIC TONS, OR 17.9%, COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR. ZINC AND SILVER HAVE SHOWN THE SAME TREND WITH A DECREASE OF 26.2% AND 35.9% RESPECTIVELY.

PRODUCTION SOLD

		3 MONTHS ENDED JUN 30 2002	3 MONTHS ENDED JUN 30 2001	VAR %	6 MONTHS ENDED JUN 30 2002	6 MONTHS ENDED JUN 30 2001	VAR %
COPPER	(MT)	213,417	289,873	(26.4)	454,868	554,136	(17.9)
ZINC	(MT)	31,666	45,896	(31.0)	69,515	94,172	(26.2)
SILVER	(KG)	286,294	376,843	(24.0)	455,118	710,319	(35.9)
GOLD	(KG)	948	2,234	(57.6)	1,420	4,786	(70.3)
MOLYBDENUM	(MT)	2,995	3,041	(1.5)	6,089	6,880	(11.5)
LEAD	(MT)	6,914	17,739	(61.0)	14,156	33,751	(58.1)

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

OPERATING EARNINGS DURING THE SECOND QUARTER OF 2002 WERE $87.8 MILLION, AN INCREASE OF 17.3% COMPARED WITH THE SAME PERIOD OF THE PREVIOUS YEAR. OPERATING EARNINGS AT THE END OF JUNE 2002 WERE $140.6 MILLION, AN INCREASE OF 42.2% COMPARED WITH THE SAME PERIOD OF THE PREVIOUS YEAR, DUE TO A SIGNIFICANT REDUCTION IN PRODUCTION COSTS.

EBITDA FOR THE SECOND QUARTER OF 2002 WAS $135.7 MILLION, REPRESENTING AN INCREASE OF 9.6% COMPARED TO THE $123.8 MILLION IN THE SAME PERIOD OF 2001. EBITDA FOR THE FIRST HALF OF THE YEAR WAS $234.4 MILLION DOLLARS, AN INCREASE OF 16.6% COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR.

NET FINANCING COSTS IN THE SECOND QUARTER OF 2002 WERE $47.9 MILLION, 17.7% LESS THAN THE $58.2 MILLION OF THE SAME PERIOD OF 2001. WITH RESPECT TO THE FIRST HALF OF 2002, NET FINANCING COST WERE $96.5 MILLION DOLLARS, 17.6% LESS THAN THE $117.1 MILLION OF THE SAME PERIOD OF 2001, DUE BASICALLY TO THE REDUCTION OF A BANK LOAN (SPCC).

DURING THE FIRST QUARTER OF 2002, SPCC REPORTED AN EXTRAORDINARY ITEM OF $8.8 MILLION NET OF TAXES PAID TO THE INVESTORS OF SPCC'S SECURED EXPORT NOTES PROGRAM.

THE NET INCOME AFTER TAXES FOR THE SECOND QUARTER OF 2002, WAS $50.4 MILLION REPRESENTING AN INCREASE OF 441% REPORTED OVER THE SAME PERIOD OF 2001. NET INCOME AFTER TAXES FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2002 WAS $13.9 MILLION REPRESENTING AN INCREASE OF 120.3% WITH RESPECT TO THE $68.4 MILLION NET LOSS AFTER TAXES IN THE SAME PERIOD OF 2001.

MINERA MÉXICO (MM)

MM- FINANCIAL HIGHLIGHTS
(STATED IN THOUSANDS OF US DOLLARS - US GAAP)

FINANCIAL DATA	3 MONTHS ENDED 30/JUN 2002	3 MONTHS ENDED 30/JUN 2001	VAR %	3 MONTHS ENDED 31/MAR 2002	6 MONTHS ENDED 30/JUN 2002	6 MONTS ENDED 30/JUN 2001	VAR %
NET SALES	174,170	243,908	(28.6)	201,576	375,746	492,625	(23.7)
COST OF SALES	122,658	192,871	(36.4)	154,371	277,029	384,861	(28.0)
ADMINISTRATIVE EXPENSES	4,601	5,862	(21.5)	9,724	14,325	17,291	(17.1)
OTHER COST - NONRECURRING	4,284	-	100.0	1,607	5,891	-	100.0
OPERATING INCOME	17,757	23,725	(25.2)	12,500	30,257	48,214	(37.2)
EBITDA	42,627	45,175	(5.6)	35,874	78,501	90,473	(13.2)
FINANCING COSTS (NET)	27,119	27,804	(2.5)	26,204	53,323	58,360	(8.6)
NET PROFIT (LOSS) (MAJORITY)	19,181	(28,504)	167.3	(30,166)	(10,985)	(36,183)	69.6

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

PRODUCTION SOLD		3 MONTHS ENDED 30/JUN 2002	3 MONTHS ENDED 30/JUN 2001	VAR %	6 MONTHS ENDED 30/JUN 2002	6 MONTS ENDED 30/JUN 2001	VAR %
COPPER	(MT)	59,622	94,932	(37.2)	141,661	183,526	(22.8)
ZINC	(MT)	31,666	32,105	(1.4)	65,269	67,670	(3.5)
SILVER	(KG)	136,645	175,676	(22.2)	242,476	316,624	(23.4)
GOLD	(KG)	351	692	(49.3)	530	1,085	(51.2)
MOLYBDENUM	(MT)	860	1,351	(36.3)	1,708	3,162	(46.0)
LEAD	(MT)	6,914	10,683	(35.3)	14,156	17,385	(18.6)

SALES IN THE SECOND QUARTER WERE $174.2 MILLION, COMPARED TO $243.9 MILLION IN THE SAME PERIOD OF 2001, DUE TO THE FACT THAT INTERNATIONAL MARKET PRICES FOR COPPER AND ZINC WERE LOWER. IN ADDITION, SALES VOLUMES WERE LOWER IN THE SECOND QUARTER AS A RESULT OF SIGNIFICANTLY REDUCED PURCHASES OF METALS FROM THIRD PARTIES AND THE IMPACT ON PRODUCTION FROM LABOR STRIKES AT THE LA CARIDAD, SAN MARTÍN AND CHARCAS MINING UNITS AND THE SAN LUIS POTOSÍ ZINC ELECTROLYTIC PLANT. THE COMPANY REINFORCED ITS CURRENT STRATEGY OF EMPHASIZING COST REDUCTIONS AND EFFICIENCY OF OPERATIONS, SACRIFICING PRODUCTION IN ORDER TO MAXIMIZE OPERATING CASH FLOW. AS A RESULT OF THIS ACTION, COSTS AND TOTAL EXPENSES WERE REDUCED BY 28.0% IN THE SECOND QUARTER OF 2002.

EBITDA FOR THE SECOND QUARTER 2002, INCREASED TO $42.6 MILLION DESPITE THE DROP IN METALS PRICES AND THE LABOR PROBLEM THAT OCCURRED IN CANANEA. THIS FIGURE IS ESPECIALLY STRONG IN COMPARISON TO EBITDA RESULTS OF THE THIRD AND FOURTH QUARTERS OF THE PREVIOUS YEAR, WHICH WERE $8.3 MILLION AND ($4.2) MILLION RESPECTIVELY.

THESE SAVINGS ALLOWED THE COMPANY TO REDUCE THE BASE OPERATING BREAK-EVEN POINT IN THE SECOND QUARTER OF 2002 TO 34.8 CENTS PER POUND OF COPPER PRODUCED FROM 41.5 CENTS PER POUND IN THE SAME PERIOD OF 2001. THE BASE TOTAL BREAK-EVEN POINT PER POUND OF COPPER (INCLUDING OPERATING COSTS, INTEREST, TAXES AND CAPITAL INVESTMENTS) WAS 63 CENTS DURING THE FIRST SEMESTER COMPARED TO 75.9 CENTS IN THE PREVIOUS YEAR.

ASARCO INCORPORATED

ASARCO-HIGHLIGHTS
(STATED IN THOUSANDS OF US DOLLARS - US GAAP)

FINANCIALS	3 MONTHS ENDED 30/JUN 2002	3 MONTHS ENDED 30/JUN 2001	VAR %	3 MONTHS ENDED 31/MAR 2002	6 MONTHS ENDED 30/JUN 2002	6 MONTS ENDED 30/JUN 2001	VAR %
NET SALES	145,358	236,677	(38.6)	138,130	283,488	502,366	(43.6)
COST OF SALES	93,161	189,410	(50.8)	113,830	206,991	464,447	(55.4)
ADMINISTRATIVE EXPENSES	6,450	4,773	35.1	7,371	13,821	14,222	(2.8)
OTHER COST NONRECURRING	381	-	100.0	381	762	-	100.0
OPERATING INCOME	38,636	33,776	14.4	10,430	49,066	3,536	1287.6
EBITDA	45,366	42,494	6.8	46,548	61,914	23,697	161.3
FINANCING COST (NET)	19,254	23,490	(18.0)	17,291	36,545	47,503	(23.1)
NET PROFIT (LOSS) (MAJORITY)	19,446	9,744	99.6	(7,027)	12,419	(44,560)	127.9

PRODUCTION SOLD		3 MONTHS ENDED JUN 30 2002	3 MONTHS ENDED JUN 30 2001	VAR %	6 MONTHS ENDED JUN 30 2002	6 MONTHS ENDED JUN 30 2001	VAR %
COPPER	(MT)	63,826	110,160	(42.1)	137,369	212,830	(35.5)
ZINC	(MT)	-	13,790	(100.0)	4,246	26,502	(84.0)
SILVER	(KG)	122,940	151,947	(19.1)	158,209	317,504	(50.2)
GOLD	(KG)	525	1,520	(65.5)	771	3,629	(78.8)
LEAD	(MT)	-	7,034	(100.0)	-	16,377	(100.0)

PRODUCTION OF COPPER CONCENTRATES AT ASARCO MINES INCREASED BY 7.1% IN THE FIRST HALF OF 2002 COMPARED TO THE FIRST HALF OF 2001. THE MISSION MINE IN ARIZONA, OPERATING AT 36% OF MILLING CAPACITY IN ACCORDANCE WITH ITS NEW MINE PLAN, PRODUCED 19,802 METRIC TONS OF COPPER IN CONCENTRATES DURING THE FIRST QUARTER OF 2002. WHILE THIS REPRESENTS A DECREASE OF 37.9% FROM THE SAME PERIOD OF THE PREVIOUS YEAR, THE OPERATION INCREASED COPPER RECOVERY BY 4.2%. THE RAY MINING COMPLEX INCREASED PRODUCTION OF COPPER CONCENTRATES BY 35.8%, PRODUCING 67,853 METRIC TONS, DUE PRIMARILY TO IMPROVED ORE GRADES, A NEW MINE PLAN AND THE OPTIMIZATION OF INSTALLED CAPACITY.

PRODUCTION OF COPPER AT ASARCO MINES TOTALED 118,979 METRIC TONS DURING THE FIRST SIX MONTHS OF 2002, AN INCREASE OF 4.1% OVER THE 114,251 METRIC TONS PRODUCED IN THE SAME PERIOD OF THE PREVIOUS YEAR.

HOWEVER, SECOND QUARTER SALES WERE $145.4 MILLION COMPARED TO $236.7 FOR THE SAME PERIOD IN 2001. AT THE END OF JUNE 30, 2002, SALES WERE $283.5 MILLION COMPARED TO $502.4 MILLION THE PREVIOUS YEAR. THIS REDUCTION IS ATTRIBUTED TO LOWER PRODUCTION OF COPPER PROVIDED BY THIRD PARTIES, AS WELL AS THE REDUCTION IN THE AVERAGE PRICE OF COPPER DURING THE QUARTER BY 1 CENT PER POUND, COMPARED TO 5.4 CENTS PER POUND COMPARED IN THE SAME PERIOD OF THE PREVIOUS YEAR.

COST OF SALES WAS 50.8% LESS DURING THE SECOND QUARTER OF 2002 COMPARED TO THE SAME PERIOD OF 2001, DUE TO ITEMS EXPLAINED ABOVE AND DUE TO A REDUCTION IN PURCHASES OF METALS FROM THIRD PARTIES. AS OF JUNE 30, 2002, COST OF SALES WAS $207 MILLION, 55.4% LOWER THAN THE FIRST HALF OF 2001.

EBITDA GENERATED DURING THE SECOND QUARTER OF 2002 INCREASED TO $45.4 MILLION, 6.8% HIGHER THAN THE PREVIOUS YEAR, WHICH WAS $42.5 MILLION. AS OF JUNE 30, 2002, EBITDA WAS $61.9 MILLION COMPARED TO $23.7 MILLION IN THE CORRESPONDING PERIOD OF 2001, REPRESENTING AN INCREASE OF 161.3%.

SOUTHERN PERU COPPER CORPORATION (SPCC)

SPCC-FINANCIAL HIGHLIGHTS
(STATED IN THOUSANDS OF US DOLLARS - US GAAP)

FINANCIALS	3 MONTHS ENDED 30/JUN 2002	3 MONTHS ENDED 30/JUN 2001	VAR %	3 MONTHS ENDED 31/MAR 2002	6 MONTHS ENDED 30/JUN 2002	6 MONTS ENDED 30/JUN 2001	VAR %
NET SALES	189,720	162,834	16.5	136,194	325,914	325,254	0.2
COST OF SALES	126,479	115,554	9.5	88,801	215,280	221,518	(2.8)
ADMINISTRATIVE EXPENSES	7,886	8,671	(9.1)	7,075	14,961	15,785	(5.2)
OPERATING INCOME	39,067	19,848	96.8	24,097	63,164	48,366	30.6
EBITDA	55,355	38,609	43.4	40,318	95,673	87,951	8.8
FINANCING COST (NET)	2,579	6,845	(62.3)	3,277	5,856	11,092	(47.2)
NET PROFIT (MAJORITY)	24,583	7,457	229.7	6,399	30,982	23,156	33.8

PRODUCTION SOLD		3 MONTHS ENDED JUN 30 2002	3 MONTHS ENDED JUN 30 2001	VAR %	6 MONTHS ENDED JUN 30 2002	6 MONTHS ENDED JUN 30 2001	VAR %
COPPER	(MT)	101,010	87,995	14.8	178,386	168,702	5.7
SILVER	(KG)	30,839	27,680	11.4	58,456	56,300	3.8
GOLD	(KG)	88	62	41.9	122	118	3.4
MOLYBDENUM	(MT)	2,307	1,695	36.1	4,381	3,718	17.8

SALES OF PRODUCTS IN THE SECOND QUARTER OF 2002 INCREASED TO $189.7 MILLION, COMPARED TO $162.8 MILLION IN THE SAME PERIOD OF THE PREVIOUS YEAR, DUE TO

INCREASED PRODUCTION. AS OF JUNE 30, 2002 SALES TOTALED $325.9 MILLION COMPARED TO $325.3 MILLION IN THE SAME PERIOD OF 2001.

MINE PRODUCTION INCREASED BY 4.7% TO 136,563 METRIC TONS IN THE FIRST SEMESTER OF 2002, COMPARED WITH THE SAME PERIOD OF THE PREVIOUS YEAR. SX-EW PLANT PRODUCTION REACHED 27,785 METRIC TONS DURING THE FIRST HALF OF 2002, REPRESENTING AN INCREASE OF 1,824 METRIC TONS OF COPPER OVER THE SAME PERIOD IN 2001, AS A RESULT OF THE COMPLETION AND STARTUP OF THE NEW SX-EW PLANT IN OCTOBER OF 2001. COPPER CONCENTRATES SMELTED AT THE ILO SMELTER INCREASED 7.4% AND, CONSEQUENTLY, PRODUCTION OF COPPER BLISTER INCREASED BY 1.4% DURING THE FIRST HALF OF 2002 COMPARED TO THE SAME PERIOD OF 2001, REACHING TOTALS OF 574,885 AND 143,414 METRIC TONS RESPECTIVELY. PRODUCTION OF REFINED COPPER INCREASED BY 2% TO 139,596 METRIC TONS IN THE FIRST HALF OF 2002 RELATIVE TO THE SAME PERIOD OF THE PREVIOUS YEAR.

WITH RESPECT TO INVESTMENTS IN NEW PROJECTS AT SPCC, THE EXPANSION AND MODERNIZATION OF THE TOQUEPALA CONCENTRATOR CONTINUES AND IS 96% COMPLETED AS OF JUNE 30, 2002, WITH AN INVESTMENT TO DATE OF $56.2 MILLION, WELL BELOW THE $69.5 MILLION ORIGINALLY PROJECTED. THIS PROJECT IS ESTIMATED TO BE COMPLETED IN AUGUST OF 2002, AT WHICH TIME THE CONCENTRATOR'S CAPACITY WILL INCREASE FROM 45,000 TO 60,000 METRIC TONS PER DAY. THIS REPRESENTS AN ANNUAL INCREASE OF 122,815 METRIC TONS OF ADDITIONAL COPPER CONCENTRATES FOR PROCESSING AT THE ILO SMELTER.

AS OF JUNE 30, 2002 THE COMPANY INVESTED A TOTAL OF $78.7 MILLION OF WHICH $37.7 MILLION WAS INVESTED IN THE SECOND QUARTER 2002.

EBITDA GENERATED DURING THE SECOND QUARTER OF 2002 INCREASED TO $55.4 MILLION, WHICH REPRESENTED 29.2% OF NET SALES AND COMPARED WITH AN EBITDA OF $38.6 MILLION FROM THE PREVIOUS YEAR. AS OF JUNE 30, 2002, EBITDA FOR THE FIRST SIX MONTH OF THE YEAR WAS $95.7 MILLION, WHICH REPRESENTED 29.4% OF NET SALES AND REPRESENTED AN INCREASE IN DOLLAR TERMS OF 8.8% COMPARED WITH THE FIRST HALF OF 2001.

THESE SAVINGS ALLOWED THE COMPANY TO REDUCE THE BASE OPERATING BREAK-EVEN POINT IN THE SECOND QUARTER OF 2002 TO 46.8 CENTS PER POUND OF COPPER PRODUCED FROM 52.6 CENTS PER POUND IN THE SAME PERIOD OF 2001. THE BASE TOTAL BREAK-EVEN POINT PER POUND OF COPPER (INCLUDING OPERATING COSTS, INTEREST, TAXES AND CAPITAL INVESTMENTS) WAS 71.2 CENTS DURING THE FIRST SEMESTER COMPARED TO 79.2 CENTS IN THE PREVIOUS YEAR.
RAILROAD DIVISION

GRUPO FERROVIARIO MEXICANO (GFM)

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

GFM- FINANCIAL HIGHLIGHTS
(EXPRESSED IN THOUSANDS OF US DOLLARS - US GAAP)

FINANCIALS	3 MONTHS ENDED 30/JUN 2002	3 MONTHS ENDED 30/JUN 2001	VAR %	3 MONTHS ENDED 31/MAR 2002	6 MONTHS ENDED 30/JUN 2002	6 MONTS ENDED 30/JUN 2001	VAR %
INCOME SERVICES	172,842	145,318	18.9	148,014	320,856	266,377	20.5
COST OF SALES	100,377	93,429	7.4	88,164	188,541	174,429	8.1
ADMINISTRATIVE EXPENSES	6,643	6,354	4.5	6,463	13,106	12,104	8.3
OPERATING INCOME	44,258	24,284	82.3	31,139	75,397	39,425	91.2
EBITDA	65,822	45,535	44.6	53,387	119,209	79,844	49.3
FINANCING COSTS (NET)	289	1,313	(78.0)	400	689	2,739	(74.8)
NET PROFIT (LOSS) (MAJORITY)	23,958	22,959	4.4	24,205	48,163	35,539	35.5

DURING THE FIRST HALF OF 2002, ACCUMULATED INCOME INCREASED 20.5% WITH RESPECT TO THE SAME PERIOD OF 2001. THE SECTORS THAT SHOWED SIGNIFICANT VARIATIONS DURING THE PERIOD INCLUDED: MINERALS, WITH AN INCREASE OF 105.9%; AND CHEMICALS, WITH AN INCREASE OF 29.5%. IN ADDITION, THE FOLLOWING SEGMENTS HAD THE LARGEST DECREASES: OIL AT 4.5%; AND METALS AT 16.5%.

INCOME FROM RAILROAD TRANSPORT SERVICES IN THE SECOND QUARTER OF 2002 INCREASED TO $172.8 MILLION COMPARED TO $145.3 MILLION IN THE SAME PERIOD LAST YEAR, EQUIVALENT TO 18.9%. AS OF JUNE 30, 2002 INCOME INCREASED TO $320.9 MILLION COMPARED TO $266.4 MILLION IN THE SAME PERIOD LAST YEAR, AS A RESULT OF HIGHER TRANSPORT VOLUMES.

WITH RESPECT TO INVESTMENT PROJECTS AND ACQUISITION OF OTHER ASSETS, GRUPO FERROVIARIO SPENT $7.8 MILLION DURING THE SECOND QUARTER OF 2002 AND ACCUMULATED OF $18.5 MILLION AT THE END OF JUNE 2002 ON CONSTRUCTION, EXPANSION AND REHABILITATION OF TRACKS, TERMINALS, RAIL YARDS, BRIDGES, TUNNELS AND SEWERS, AND ON THE ACQUISITION OF TELECOMMUNICATIONS SYSTEMS. THESE INVESTMENTS ARE PART OF AN INTEGRATED, PLANNED INVESTMENT PROGRAM OF $700 MILLION, WHICH TO DATE IS 65% COMPLETED.

SIMULTANEOUSLY, THE COMPANY CONTINUES WITH IMPLEMENTATION OF A LONG-TERM MODERNIZATION PROGRAM FOR ALL OF ITS RAILROAD ROUTES IN CONJUNCTION WITH THE RAILROAD WORKERS UNION. THE PROGRAM WILL PERMIT THE COMPANY TO INCREASE TRANSPORT VOLUMES, WILL HELP TRAIN A NEW GENERATION OF EMPLOYEES, AND WILL UPDATE TECHNOLOGY TO PLACE IT ON LEVELS SIMILAR TO OTHER RAILROAD LINES THROUGHOUT THE WORLD.

FOR THE SIX MONTHS ENDED JUNE 30, 2002, EBITDA FOR GFM WAS $119.2 MILLION, REPRESENTING 37.2% OF SALES INCOME, AND AN INCREASE OF 49.3% OVER THE SAME PERIOD LAST YEAR. FOR THE SECOND QUARTER 2002, EBITDA WAS $65.8 MILLION, REPRESENTING 38.1% OF SALES INCOME, AND AN INCREASE OF 44.6% OVER THE SAME PERIOD LAST YEAR.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

APPLIES TO MEXICAN GAAP:

GRUPO MÉXICO - FINANCIAL HIGHLIGHTS
(EXPRESSED IN THOUSANDS OF MEXICAN PESOS UNLESS NOTED - MEXICAN GAAP)

FINANCIALS	3 MONTHS ENDED 30/JUN 2002	3 MONTHS ENDED 30/JUN 2001	VAR %	3 MONTHS ENDED 31/MAR 2002	6 MONTHS ENDED 30/JUN 2002	6 MONTS ENDED 30/JUN 2001	VAR %
NET SALES	6,340,223	7,586,247	(16.4)	5,883,464	12,223,687	15,584,452	(21.6)
COST OF SALES	4,024,273	5,698,648	(29.4)	4,136,403	8,160,676	12,048,096	(32.3)
ADMINISTRATIVE EXPENSES	264,068	255,088	3.5	271,490	535,558	594,574	(9.9)
OTHER COST NONRECURRING	44,122	-	100.0	17,670	61,792	-	100.0
OPERATING INCOME	1,061,984	686,293	54.7	543,883	1,605,867	999,265	60.7
EBITDA	2,007,760	1,632,511	23.0	1,457,901	3,465,661	2,941,782	17.8
FINANCIAL COST (NET)	461,739	579,425	(20.3)	451,488	913,227	1,211,951	(24.6)
(LOSS)PROFIT FOREIGN EXCHANGE (NET)	1,555,307	(679,162)	(329.0)	(272,521)	1,282,786	(803,298)	(259.7)
(LOSS) NET PROFIT MAJORITY	(1,125,171)	826,855	(236.1)	332,939	(792,232)	593,101	(233.6)
(LOSS) PROFIT PER SHARE MAJORITY	(1.73)	1.27	(236.1)	0.51	(1.22)	0.91	(233.6)

G.MEXICO CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND THE FIRST SIX MONTHS ENDING ON JUNE 30, 2002 ARE HIGHLIGHTED BY IMPROVED EFFICIENCIES THAT ALLOWED US TO OBTAIN SIGNIFICANT OPERATING AND ADMINISTRATIVE COST SAVINGS AT ALL OF OUR SUBSIDIARIES. THESE SAVINGS WERE THE RESULT OF VARIOUS MEASURES TAKEN LAST YEAR, INCLUDING SIGNIFICANT PERSONNEL REDUCTIONS, THE SUSPENSION OF SOME OF OUR MINING OPERATIONS DUE TO LOW METAL PRICES, AND ADJUSTMENTS TO OUR SMELTING PLANTS AND REFINERIES IN RESPONSE TO THE CURRENT CONDITIONS OF THE MINING INDUSTRY. IN ADDITION, THE COMPANY REDUCED ITS PURCHASES OF ORES FROM THIRD PARTIES, WHICH DID NOT REFLECT MARGINS FOR G.MÉXICO MINING COMPANIES, AS A RESULT OF THE POOR MARKET CONDITIONS. THE COMBINED EFFECT OF THESE ACTIONS REDUCED COSTS AND EXPENSES IN THE SECOND QUARTER OF 2002 BY 29.4% WHEN COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR, WITH TOTAL SAVINGS OF $1,674.4 MILLION PESOS. THE PREVIOUS ALLOWED US TO MITIGATE IN THIS QUARTER THE EFFECT IN THE RESULTS OF THE REDUCTION OF COPPER PRICES (1.3%) AND ZINC PRICES (16.3%), BY AN AMOUNT OF APPROXIMATELY $1,441.6 MILLION PESOS, COMPARED TO PRICES LARS IN COMPARISON WITH THE SAME PERIOD OF THE PREVIOUS YEARS SECOND QUARTER. AT JUNE 30, 2002 THE REDUCTION IN COST OF $3,887.4 MILLION PESOS REPRESENT 32.3% COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR. THIS DECREASE ALSO ALLOWED US TO MITIGATE THE EFFECT IN THE RESULTS OF THE

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

REDUCTION OF COPPER PRICES (6.9%) AND ZINC PRICES (19.4%) BY AN AMOUNT OF APPROXIMATELY $3,011.0 MILLION PESOS.

G.MEXICO CONSOLIDATED SALES FOR THE SECOND QUARTER OF 2002 AMOUNTED TO $6,340.2 MILLION PESOS, COMPARED TO $7,586.2 MILLION PESOS AS THE SAME PERIOD OF 2001. AS OF JUNE 30, 2002 WAS $12,223.7 MILLION, COMPARED TO $15,584.4 MILLION FOR THE SAME PERIOD OF 2001. THIS DECREASE CAN BE ATTRIBUTED PRIMARILY TO THE LOWER METAL PRICES AND TO LOWER VOLUMES SOLD.

G.MEXICO'S SECOND QUARTER OPERATING EARNINGS OF $1,062.0 MILLION PESOS REPRESENT 16.7% OF SALES COMPARED TO 9% DURING THE SAME PERIOD OF THE PREVIOUS YEAR. AS OF JUNE 30 OPERATING EARNINGS WERE $1,605.9 MILLION PESOS REPRESENT 13.1% OF SALES COMPARED TO 6.4% DURING THE SAME PERIOD OF THE PREVIOUS YEAR. THE OPERATING CASH FLOW (EBITDA) FOR THE SECOND QUARTER WAS $2,007.8 MILLION PESOS, REPRESENTING 31.7% OF SALES, COMPARED TO 21.5% THE PREVIOUS YEAR'S SECOND QUARTER, AND AS OF JUNE 30, 2002 WAS $3,465.7 MILLION PESOS REPRESENTING 28.4% OF SALES COMPARED TO 18.9% DURING THE SAME PERIOD OF THE PREVIOUS YEAR.

WITH RESPECT TO THE CONSOLIDATED FINANCIAL COST, BASED IN MEXICAN GAAP, THIS REPRESENTS A NET COST OF $1,409.9 MILLION PESOS AS OF JUNE 30, 2002, DUE BASICALLY TO A THE FINANCIAL DEBT COST OF $913.2 MILLION PESOS, FOR THE MONETARY POSITION PROFIT OF $786.1 MILLION PESOS AND A LOST IN FOREIGN EXCHANGE DUE BASICALLY TO THE APPRECIATION OF THE MEXICAN PESO AGAINST THE DOLLAR FOR $1,282.8 MILLION PESOS.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

+ NOTE 1 PRINCIPAL ACCOUNTING AND FINANCIAL POLICIES

A) CONSOLIDATION BASIS.

THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE RESULTS FOR GRUPO MEXICO, S.A. DE C.V., (THE CONTROLING COMPANY) AS WELL AS THOSE OF ITS SUBSIDIARY COMPANIES, AMERICAS MINING CORPORATION 100%; GRUPO MINERO MEXICO INTERNACIONAL, S.A. DE C.V.99.99%; INFRAESTRCTURA Y TRANSPORTES MEXICO, S.A. DE C.V. 99.99%; (THE FIRST THREE, SUBCONTROLLING COMPANIES) WICH ALSO CONSOLIDATED THEIR FINANCIAL STATEMENTS WITH THOSE OF THEIR SUBSIDIARIES, MENTIONED AS FOLLOWS:

	DOMICILED IN	PERCENTAGE OF PARTICIPATION
AMERICAS MINING CORPORATION, INC. ("AMC")	(USA)	
MINERA MEXICO, S.A. DE C.V. ("MM")	(MEXICO)	99.81%
GRUPO MINERO MEXICO, S.A. DE C.V. ("G.M.M.")	MEXICO	98.85%
-MEXICANA DE COBRE, S.A. DE C.V. AND SUBSIDIARIES ("MEXCOBRE")	MEXICO	96.43%
-INDUSTRIAL MINERA MEXICO, S.A. DE C.V. AND SUBSIDIARIES ("IMMSA")	MEXICO	100.00%
-MINERALES METALICOS DEL NORTE, S.A. ("MIMENOSA")	MEXICO	100.00%
-SERVICIOS DE APOYO ADMINISTRATIVO, S.A. DE C.V. ("SAASA")	MEXICO	100.00%
-MEXICANA DE CANANEA, S.A. DE C.V. AND SUBSIDIARIES ("MEXCANANEA")	MEXICO	98.49%
-MEXICO COMPAÑIA INMOBILIARIA, S.A. ("MEXCI")	MEXICO	100.00%
-MINERALES Y MINAS MEXICANAS, S.A. DE C.V. ("M.M.M.")	MEXICO	100.00%
-WESTERN COPPER SUPPLIES, INC. ("W.C.S.")	USA	100.00%
-MINERA MÉXICO INTERNACIONAL, INC. ("M.M.I.")	USA	100.00%
-MEXICANA DEL ARCO, S.A. DE C.V. ("MEXARCO")	MEXICO	100.00%
AMERICAS SALES COMPANY INC.	(USA)	100.00%
ASARCO INCORPORATED ("ASARCO")	(USA)	100.00%
-AIR RESOURCES CORPORATION	USA	100.00%
-AR MEXICAN EXPLORATIONS INC. AND SUBSIDIARIES	USA	100.00%

82-4582

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

-AR MONTANA CORPORATION AND SUBSIDIARIES	USA	100.00%
-AR SILVER BELL, INC. AND SUBSIDIARIES	USA	75.00%
-ASARCO ARIZONA, INC.	USA	100.00%
-ASARCO EXPLORATION COMPANY, INC. AND SUBSIDIARIES	USA	100.00%
-ASARCO EXPLORATION COMPANY OF CANADA, LIMITED	CANADA	100.00%
-ASARCO INTERNATIONAL CORPORATION	USA	100.00%
-ASARCO INTERNATIONAL CORP. FSC	VIRGIN ISLANDS	100.00%
-ASARCO OIL AND GAS COMPANY, INC.	USA	100.00%
-ASARCO PERUVIAN EXPLORATION COMPANY	USA	100.00%
-ASARCO SANTA CRUZ, INC. AND SUBSIDIARIES	USA	100.00%
-BRIDGEVIEW MANAGEMENT COMPANY, INC.	USA	100.00%
-COMPAÑIA MINERA ASARCO, S.A.	CHILE	100.00%
-DOMESTIC REALTY COMPANY, INC.	USA	100.00%
-ENCYCLE, INC.	USA	100.00%
-HYDROMETRICS, INC. AND SUBSIDIARIES	USA	100.00%
-ENCYCLE/TEXAS, INC.	USA	100.00%
-FEDERATED METALS CANADA LIMITED	CANADA	100.00%
-FEDERATED METALS CORPORATION	USA	100.00%
-GEOMINERALS INSURANCE COMPANY, LTD.	BERMUDA	100.00%
-LAC D'AMIANTE DU QUEBEC, LTEE AND SUBSIDIARIES	USA	100.00%
-MINING DEVELOPMENT COMPANY AND SUBSIDIARIES	USA	100.00%
-MINTO EXPLORATIONS LTD	CANADA	55.77%
-MISSION EXPLORATION COMPANY AND SUBSIDIARIES	USA	100.00%
-NCBR, INC.	USA	100.00%
-NORTHERN PERU MINING CORPORATION	USA	100.00%
-SOUTHERN PERU HOLDING CORPORATION	USA	100.00%
-SOUTHERN PERU COPPER CORPORATION AND SUBSIDIARIES (SPCC)	USA	54.42%
-THE INTERNATIONAL METAL COMPANY	USA	100.00%
-TULIPAN COMPANY, INC.	USA	63.00%
INFRAESTRUCTURA Y TRANSPORTES MEXICO, S.A. DE C.V.("ITM")	MEXICO	
LINEAS FERROVIARIAS DE MEXICO, S.A. DE C.V.("LFM")	MEXICO	99.98%
TEXAS PACIFICO LP. INC.	EUA	100.00%
TEXAS PACIFICO GP. LLC.	EUA	100.00%
TEXAS PACIFICO TRANSPORTATION LTD	EUA	100.00%
GRUPO FERROVIARIO MEXICANO, S.A. DE C.V. ("G.F.M.")	MEXICO	74.00%
FERROCARRIL MEXICANO, S.A. DE C.V. ("FERROMEX")	MEXICO	100.00%
GFM SERVICIOS ADMINISTRATIVOS, S.A. DE C.V. ("G.F.M.S.A.")	MEXICO	100.00%
INTERMODAL MEXICO, S.A. DE C.V.	MEXICO	99.83%
GRUPO MINERO MEXICO INTERNACIONAL, S.A. DE C.V. ("GMMI")	MEXICO	
CONTROLADORA MINERA MEXICO, S.A. DE C.V.("CMM")	MEXICO	100.00%
AMERICAS MINING CORPORATION ("AMC")	USA	39.62%

B) BASIS FOR THE DETERMINATION OF FIGURES, FOR COMPARABILITY EFFECTS OF THE FINANCIAL STATEMENTS.

IN ACCORDANCE TO THE DECREED IN THE THIRD OF ADEQUACY TO BULLETIN B-10 THE REEXPRESION OF THE ENTRIES WAS PERFORMED OF THE FINANCIAL STATEMENTS OF THE PREVIOUS YEAR AS WELL AS THE PRESENT PERIOD TO PESOS OF PURCHASING POWER OF JUNE 30, 2002, FOR COMPARISON PURPOSES.

C) TEMPORARY INVESTMENT APPRAISAL.

THE INVESTMENTS IN LIQUID ASSETS ARE FOUND REPRESENTED MAINLY BY INVESTMENT FUNDS IN SHARES OF MEXICAN AND FOREIGN COMPANIES, CETES AND SHORT TERM BANK DEPOSITS, VALUED AT THEIR MARKET VALUE.

D) APPRAISAL OF RIGHTS AND OBLIGATIONS IN FOREIGN CURRENCY.

THE TRANSACTIONS IN FOREIGN CURRENCY, ARE REGISTERED AT THE EXCHANGE RATE ON THE DATE OF OPERATION, ASSETS AND LIABILITIES IN FOREIGN CURRENCY AT THE CLOSING OF THE EXERCISE, ARE ADJUSTED TO THE EXCHANGE RATE TO THAT DATE, AFFECTING THE RESULTS OF THE EXERCISE AS PART OF THE FINANCIAL COST. THE EXCHANGE RATE USED AT THE CLOSE OF THE REVALUATION OF THE U.S. DOLLAR WAS 9.9615

E) INVENTORIES AND SALES COST APPRAISAL.

AT THE CLOSING OF THE EXCERCISE, INVENTORIES OF THE PRINCIPAL METALS ARE APPRAISED AT THE ONGOING PRICES OF THE INTERNATIONAL METALS MARKET, MINUS THE UPDATED COST OF THE PENDING TREATMENT AND ACCORDING TO THE PROCESS STAGE OF PRODUCTION AND REFINING IN WHICH THEY ARE FOUND. THE OTHER INVENTORY CONCEPTS ARE APPRAISED AT ACTUAL PURCHASING OR PRODUCTION COSTS. THE REST OF THE VALUES DO NOT EXCEED THE NET VALUE OF LIQUIDATION.

F) REAL ESTATE, MACHINERY AND EQUIPMENT APPRAISAL.

AT THE 2ND. QUARTER OF 2002, PROPERTIES AND EQUIPMENT WERE ACTUALIZED APPLYING THE METHOD OF CHANGES IN THE GENERAL PRICE LEVEL IN ACCORDANCE TO AS WELL AS LINEAMENTS APPROVED IN THE FINAL TEXT OF THE FIFTH DOCUMENT OF ADEQUATIONS TO BULLETIN B-10 OF THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

G) DEPRECIATION RESOLUTION.

DEPRECIATION AND AMORTIZATION ARE CALCULATED BY THE DIRECT LINE METHOD CONSIDERING THE UPDATED VALUE BY THE ADJUSTMENT METHOD FOR CHANGES IN THE GENERAL PRICE LEVEL AND THE REMAINING USEFUL LIFE.

(H) CAPITAL.

THE ACCUMULATED AND CONTRIBUTED CAPITAL AS WELL AS THE NON-MONETARY ENTRIES, ARE MADE EFFECTIVE WITH A FACTOR DERIVED FROM THE NATIONAL CONSUMERS PRICE INDEX (INPC), FROM THE DATE CONTRIBUTION OR GENERATION.

(MONTHLY HISTORICAL AND UPDATED NET RESULT)

(RESULTADO NETO MENSUAL HISTORICO Y ACTUALIZADO)

		NET HISTORICAL RESULT		INDEX		MONTHLY UPDATE NET RESULT OF THE EXERCISE (THOUSAND OF PESOS)
		ACCUMULATED	MONTH	AT CLOSING	OF ORIGIN	
JULY	2001	(435,347)	(435,347)	360.669	342.801	(458.029)
AUGUST	2001	(760,077)	(324,730)	360.669	344.832	(339,635)
SEPTEMBER	2001	(1,343,422)	(583,345)	360.669	348.042	(604,462)
OCTOBER	2001	(1,184,424)	158,998	360.669	349.615	164,022
NOVEMBER	2001	(1,347,061)	(162,637)	360.669	350.932	(167,149)
DECEMBER	2001	(3,119,332)	(1,772,271)	360.669	351.418	(1,818,882)
JANUARY	2002	(3,009,978)	109,354	360.669	354.662	111,202
FEBRYARY	2002	(2,880,964)	129,014	360.669	354.434	131,272
MARCH	2002	(2,791,597)	89,367	360.669	356.247	90,475
APRIL	2002	(3,088,434)	(296,837)	360.669	358.193	(298,885)
MAY	2002	(3,428,308)	(339,874)	360.669	358.919	(341,539)
JUNE	2002	(3,913,065)	(484,757)	360.669	360.669	(484,757)
NET RESULTS, FOR THE LAST TWELVE MONTHS						(4,016,367)
JULY	2000	925,744	925,744	360.669	323.753	1,028,872

82-4582

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

AUGUST	2000	1,254,248	328,504	360.669	325.532	363,950
SEPTEMBER	2000	1,368,516	114,268	360.669	327.910	125,683
OCTOBER	2000	730,850	(637,666)	360.669	330.168	(696,523)
NOVEMBER	2000	1,040,045	309,195	360.669	332.991	334,889
DECEMBER	2000	1,355,722	315,677	360.669	336.596	338,248
JANUARY	2001	1,124,051	(231,671)	360.669	338,462	(246,869)
FEBRUARY	2001	829,330	(294,721)	360.669	338.238	(314,261)
MARCH	2001	1,138,465	309,135	360.669	340,381	327,559
APRIL	2001	868,213	(270,252)	360.669	342.098	(284,900)
MAY	2001	838,758	(29,455)	360.669	342.883	(30,981)
JUNE	2001	1,923,556	1,084,798	360.669	343.694	1,138,387
NET RESULTS, FOR THE LAST TWELVE MONTHS						2,084,054

*BOARD OF DIRECTORS

DURATION FROM APRIL 30, 2002 TO APRIL 30, 2003 OR UNTIL FURTHER NOTICE.

MARKET VALUE OF EACH SHARE
LAST MADE 14.21 23.62

OBSERVATIONS TO ANNEX 3.

PARTICIPATION PERCENTAGE IS INCLUDED BETWEEN SUBSIDIARIES WITH LESS THAN 51%.

OBSERVATIONS TO ANNEX 4.

IN OTHER ASSETS, RAILROAD CONCESSION TITLES ARE INCLUDED, FOR A NET AMOUNT OF $ 1,774,262

BASIS FOR FOREIGN SUBSIDIARY FINANCIAL STATEMENT COVERSION.

IN LINE WITH "BULLETIN B-15", FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES, WHOSE OPERATIONS ARE NOT INTEGRATED TO DOMESTIC COMPANIES, ARE ADJUSTED IN ACCORDANCE WITH GAAP USING THE INFLATION OF THE SPECIFIC COUNTRY THEY OPERATE IN AND ARE THEN CONVERTED BY THE END OF PERIOD EXCHANGE RATE.

FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES WHOSE OPERATIONS ARE INTEGRATED TO DOMESTIC OPERATIONS ARE ADJUSTED IN ACCORDANCE WITH GAAP AND ARE CONVERTED AT THE END OF PERIOD EXCHANGE RATE FOR MONETARY ITEMS AND/OR WHEN THE TRANSACTIONS WERE EXECUTED THAT GENERATE NONE MONETARY ASSETS AS WELL AS THE CAPITAL AND RESULTING NUMBERS, ARE ADJUSTED BY THE NATIONAL CONSUMER PRICE INDEX (INPC).

FINANCIAL STATEMENTS OF OUR PRINCIPAL FOREIGN SUBSIDIARIES DOMICILED IN THE UNITED STATES WITH OPERATIONS MAINLY IN THE UNITED STATES OR PERU ARE GENERATED IN US DOLLARS AND ACCOUNTED FOR IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (US GAAP).

BULLETIN C-2
IN 2001 BULLETIN C-2 "FINANCIAL INSTRUMENTS", WENT INTO EFFECT THIS BULLETIN ESTABLISHES THE METHODOLOGY FOR VALUING AND RECORDING FINANCIAL INSTRUMENTS AND REQUIRES RECOGNITION OF ALL CONTRACTED FINANCIAL INSTRUMENTS ON THE BALANCE SHEET AS EITHER ASSETS OR LIABILITIES, AFFECTING THE RESULTS OF THE PERIOD FOR ANY VALUATION ADJUSTMENTS OF SUCH INSTRUMENTS.

1) CASH IN TREASURY

AS RESULT CERTAIN EVENTS OF DEFAULT IN FINANCIAL CONDITIONS OF ACCORDANCE WITH THE SENIOR SECURED EXPORT NOTES AGREEMENT OF OURS SUBSIDIARY GRUPO MINERO MÉXICO (GMM) & SUBSIDIARIES THE BANK AGENT HAS BEEN WITHHELD THE COLLECTION RELATED TO EXPORT SALES DEPOSITED IN THE COLLATERAL ACCOUNT AND THEY HAS BEEN LIBERATED SOME COLLECTION THAT THE OPERATOR SUBSIDIARIES (GMM) HAS BEEN APPLIED TO THE OPERATION NECESSITY AND PAYMENT OF INTEREST AND CAPITAL AMORTIZATION AND PARCIAL PREPAYING OF $ 30 MILLIONS DOLLARS OF REFERRING CREDIT.

AT DE JUNE 30, 2002 IN THE COLLATERAL ACCOUNT HAS WITHHELD $ 57.6 MILLION OF DOLLAR AND THE COMPANY WAITING FOR TOTAL LIBERATION WHEN FINISH ALL FINANCIAL RESTRUCTURING OF GMM.

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	'WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
2 AMERICAS MINING CORPORATION .	PROM.ORG. SOC. INDUSTRIAL	640	60.38	8,357,758	9,534,230
3 GRUPO MINERO MEXICO INTERNACIONAL, S.A. DE C.V.	PROM. ORG. SOC. INDUSTRIALES	630,212,950	99.99	7,421,957	6,253,313
4 INFRAESTRUC. Y TRANSP. MEXICO, S.A. DE C.V.	TRANSPORTATION SERV.	633,750,710	99.99	5,984,113	6,749,637
TOTAL INVESTMENT IN SUBSIDIARIES				**21,763,828**	**22,537,180**
ASSOCIATEDS					
1 NEPTUNE MINING COMPANY	MINING	10,459	82.50	257	987
2 COPPER BASIN RAILWAY, INC.	TRANSPORTATION SERV.	1,800	45.00	3,123	23,402
3 MEXICO CONSTRUCTORA INDUSTRIAL, S.A. DE C.V.		491,800	49.18	533	533
4 PROVEEDORA MINERA DE ARTICULOS DE CONSUMO, S.C.		5	51.47	4,044	4,044
5 PREPARACION DE TERRENOS PARA LABRANZA, S.C.		3	98.00	2	2
6 TERM. FERROV. DEL VALLE DE MEXICO, S.A.DE C.V.		5,364,210	25.00	63,308	98,025
7 SOC. DE TRANSP. MINEROS SECCION V, S.C.		1	51.02	1,276	1,276
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**72,543**	**128,269**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**22,665,449**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **2** YEAR: **2002**
GRUPO MEXICO, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	16,002,253	1,777,200	14,225,053	10,593,671	4,584,674	20,234,050
MACHINERY	25,113,055	7,831,551	17,281,504	29,821,625	14,259,009	32,844,120
TRANSPORT EQUIPMENT	297,253	211,806	85,447	396,089	219,508	262,028
OFFICE EQUIPMENT	0	0	0	0	0	0
COMPUTER EQUIPMENT	212,331	160,741	51,590	119,155	37,123	133,622
OTHER	2,084,624	541,119	1,543,505	1,474,405	62,394	2,955,516
DEPRECIABLES TOTAL	**43,709,516**	**10,522,417**	**33,187,099**	**42,404,945**	**19,162,708**	**56,429,336**
NOT DEPRECIATION ASSETS						
GROUNDS	713,496	0	713,496	1,037,706	0	1,751,202
CONSTRUCTIONS IN PROCESS	1,516,461	0	1,516,461	165,958	0	1,682,419
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**2,229,957**	**0**	**2,229,957**	**1,203,664**	**0**	**3,433,621**
TOTAL	**45,939,473**	**10,522,417**	**35,417,056**	**43,608,609**	**19,162,708**	**59,862,957**

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

82-4582
QUARTER: 2 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANCO NACIONAL DE COMERCIO E	15/12/2002	6.93	0	0	0	498,075	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
PROGRAMA DE BURSAT ING BARIN	28/10/2006	8.31	0	0	0	0	0	0	0	0	0	96,474	329,480	1,900,348	1,266,904	1,192,466
CHASE SECURITIES REVOLVING C	12/11/2002	0.00	0	0	0	0	0	0	0	0	0	4,404,666	0	0	0	0
COLOCACION DE BONOS ING BARI	01/01/2008	8.97	0	0	0	0	0	0	0	0	0	0	0	0	0	4,395,462
CSFB CORPORATE DEBENTURES	15/04/2013	7.69	0	0	0	0	0	0	0	0	0	970,977	0	0	0	1,928,437
LARGO PLAZO BANK OF AMERICA	12/07/2002	4.78	0	0	0	0	0	0	0	0	0	1,007,637	610,350	309,019	0	357,073
NOVA SCOTIA BANK	04/09/2004	6.41	0	0	0	0	0	0	0	0	0	0	0	0	996,150	0
CAPITAL LEASE OBLIGATION MIT	15/12/2013	3.28	0	0	0	0	0	0	0	0	0	0	0	0	0	994,935
BANCO DEL CREDITO DEL PERU B	19/12/2011	6.73	0	0	0	0	0	0	0	0	0	0	0	0	498,075	1,484,293
EXIMBANK BANK OF AMERICA	25/08/2009	2.15	0	0	0	0	0	0	0	0	0	79,519	79,493	79,493	79,493	278,396
GILA COUNTY INSTALLMENT BON	01/01/2027	5.55	0	0	0	0	0	0	0	0	0	0	0	0	0	593,237
LEWIS & CLARK COUNTY ENV BO	01/01/2033	5.73	0	0	0	0	0	0	0	0	0	0	0	0	0	567,517
BANAMEX	09/11/2007	4.64	0	0	0	0	0	0	0	498,075	0	0	0	0	0	0
REFACCIONARIO EXPORT DEVELOP	01/01/2003	0.00	0	0	0	0	0	0	0	0	0	191,027	142,799	60,447	0	0
NUECES RIVER EVN BOND	01/01/2018	5.60	0	0	0	0	0	0	0	0	0	0	0	0	0	420,485
CREDIT AGRICOLE INDOSUEZ	05/07/2002	4.23	0	0	0	0	0	0	0	0	0	298,845	0	0	0	0
REFACCIONARIO SOCIETE GENERA	01/01/2004	0.00	0	0	0	0	0	0	0	0	0	15,197	30,393	30,393	0	0
IXE BANK	21/08/2002	7.25	0	0	0	0	0	0	0	0	0	69,731	0	0	0	0
CAPITAL LEASE AT & T, HYDROM	01/01/2006	9.60	0	0	0	0	0	0	0	0	0	7,152	8,119	11,994	4,542	3,935
DRESDNER BANK	15/09/2005	0.00	0	0	0	0	0	0	0	0	0	169,152	0	0	130,554	0
PAGARES TRAFIGURA		5.20	0	0	0	0	0	0	0	0	0	220,458	0	0	0	0
INTERESES			0	0	0	0	0	0	0	0	0	332,001	0	0	0	0
TOTAL BANKS			**0**	**0**	**0**	**498,075**	**0**	**0**	**0**	**498,075**	**0**	**7,862,836**	**1,200,634**	**2,391,694**	**2,975,718**	**12,216,236**

82-4582

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) — Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) — Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
VARIOS			0	0	0	799,347	0	0	0	0	0	3,529,227	0	0	0	0
TOTAL SUPPLIERS			0	0	0	799,347	0	0	0	0	0	3,529,227	0	0	0	0

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) — Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) — Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTROS CREDITOS	30/12/1899		3,008,085	0	0	0	0	0	0	0	0	584,177	160,263	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			3,008,085	0	0	0	0	0	0	0	0	584,177	160,263	0	0	0
			3,008,085	0	0	1,297,422	0	0	0	498,075	0	11,976,240	1,360,897	2,391,694	2,975,718	12,216,236

NOTES

THE EXCHANGE RATE USED AT THE CLOSE OF THE REVALUATION OF THE DOLLAR WAS 9.9615

1) CHASE SECURITIES REVOLVING CREDIT AGREEMENTS RATE OF INTEREST LIBOR + 3.25
2) REFACCIONARIO EXPORT DEVELOPMENT CO. RATE OF INTEREST LIBOR + 0.750
3) REFACCIONARIO SOCIETE GENERALE NY RATE OF INTEREST LIBOR + 0.250
4) DRESDNER BANK RATE OF INTEREST LIBOR + 2.0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	193,872	1,795,487	0	0	1,795,487
OTHER	39,947	373,235	0	0	373,235
TOTAL	**233,819**	**2,168,722**			**2,168,722**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	50,728	476,847	164	1,532	478,379
INVESTMENTS	2,727	25,966	0	0	25,966
OTHER	115,724	1,080,829	0	0	1,080,829
TOTAL	**169,179**	**1,583,642**	**164**	**1,532**	**1,585,174**
NET BALANCE	**64,640**	**585,080**	**(164)**	**(1,532)**	**583,548**
FOREING MONETARY POSITION					
TOTAL ASSETS	**3,814,110**	**37,989,053**	0	0	**37,989,053**
LIABILITIES POSITION	**3,284,272**	**32,716,282**			**32,716,282**
SHORT TERM LIABILITIES POSITION	1,332,496	13,273,662	0	0	13,273,662
LONG TERM LIABILITIES POSITION	1,951,776	19,442,620	0	0	19,442,620
NET BALANCE	**529,838**	**5,272,771**			**5,272,771**

NOTES

THE EXCHANGE RATE USED AT THE CLOSE OF THE REVALUATION OF THE DOLLAR
WAS 9.9615

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	18,895,413	41,764,971	22,869,557	1.00	210,400
FEBRUARY	19,719,466	42,181,339	22,461,873	0.00	(2,224)
MARCH	20,290,817	42,335,476	22,044,659	1.00	112,428
APRIL	20,842,327	43,311,896	22,469,569	1.00	121,336
MAY	21,773,702	44,903,834	23,130,132	0.00	46,260
JUNE	23,140,912	47,914,501	24,773,589	0.00	118,913
ACTUALIZATION:	0	0	0	0.00	7,189
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	337,992
OTHER	0	0	0	0.00	(166,194)
TOTAL					**786,100**

29/08/2002 08.12

NOTES

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED
NOT APPLICABLE

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **2** YEAR: **2002**
GRUPO MEXICO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
ASARCO, INC.		0	0
MISSION-ARIZONA	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	21,900,000	36
RAY-ARIZONA	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	21,900,000	74
CUAJONE-PERU	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	31,581,000	93
TOQUEPALA - PERU	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	16,480,200	99
REFINERY AMARILLO TEXAS	COPPER IN ELECTROLITIC CATHODE	500,000	40
.	COPPER WIRE ROD	245,000	77
.	COPPER CAKES	130,000	32
HAIDEN, ARIZONA	SMELTING OF COPPER	200,000	88
SX/EW RAY, ARIZONA	COPPER IN ELECTROLITIC CATHODE	46,300	93
SX/EW SILVER BELL, ARIZONA	COPPER IN ELECTROLITIC CATHODE	20,000	97
SMELTER ILO, PERU	SMELTING OF COPPER	300,000	96
REFINERY ILO, PERU	COPPER CATHODES	246,000	100
SX/EW TOQUEPALA, PERU	COPPER IN ELECTROLITIC CATHODE	56,250	99
RAY, ARIZONA	SULPHURIC ACID PRODUCTION	650,000	76
AMARILLO, TEXAS	NICKEL METAL PRODUCTION	710	27
EAST HELENA, MONTANA	LEAD BULLION PRODUCTION	72,000	0
.		0	0
TENNESSEE MINES DIVISION	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF ZINC	2,500,000	0
REFINERY AMARILLO, TEXAS	ANODE SLIMES PROCESSING	2,582	51
.	REFINED SILVER	1,991	33
.	REFINED GOLD*	11,200	23
PRECIOUS METALS PLANT, PERU	ANODE SLIMES PROCESSING FOR PROD.	0	0
.	OF GOLD AND SILVER REFINED	365	82
MOLY CUAJONE PLANT, PERU	PRODUCTION OF MOLYBDENUM CONC.	730,000	84
MOLY TOQUEPALA PLANT, PERU	PRODUCTION OF MOLYBDENUM CONC.	438,000	96
ACID PLANT, PERU	ACID PRODUCTION	330,000	100
GLOBE, OHA. NEBRASKA PLANT	LITHARGE PRODUCTION	635	71
.	BISMUTH OXIDE	19	100
.	BISMUTH ALLOY	86	11
.	TEST LEAD	17	62
ENCYCLE PLANT	NICKEL PRODUCTION	544	3
MEXICANA DE COBRE		0	0
S.A. DE C.V.		0	0
CONCENTRATE MINE	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	0	0
.	AND MOLYBDENUM	31,500,000	72
SMELTING	COPPER SMELTER	360,000	68
COAL PLANT	EXTRACCTON OF HYDRATED LIME	122,400	74

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
MOLYBDENUM PLANT	PRODUCTION OF MOLYBDENUM CONC.	720,000	100
SULPHURIC ACID PLANT	SULPHURIC ACID PRODUCTION	1,565,520	47
SX/EW PLANT	COPPER IN ELECTROLITIC CATHODE	21,900	75
REFINERY	COPPER IN ELECTROLITIC CATHODE	300,000	68
WIRE ROD PLANT	PRODUCTION COPPER WIRE ROD	150,000	72
PRECIOUS METALS PLANT	ANODE SLIMES PROCESSING FOR PROD.	0	0
.	OF GOLD AND SILVER REFINED	2,800	44
INDUSTRIAL MINERA MEXICO		0	0
S.A. DE C.V.		0	0
SAN LUIS PLANT	SMELTING OF:	0	0
.	COPPER CONC. AND MINERALS	230,000	47
.	ARSENIC	6,000	32
ELECTROLITIC ZIN REFINERY		0	0
.	REFINING OF.	0	0
.	ZINC	100,000	96
.	CADMIUM	600	100
.	PRODUCTION OF:	0	0
.	SULPHURIC ACID	175,000	96
NUEVA ROSITA PLANT	PROD. COKE BY PRODUCTS	120,000	73
CHARCAS UNIT	MINING AND MILLING PRODUCTION OF LEAD	0	0
.	AND ZINC CONCENTRATES	1,476,000	95
TAXCO UNIT	MINING AND MILLING PRODUCTION OF LEAD	0	0
.	AND ZINC CONCENTRATES	1,079,100	43
SAN MARTIN UNIT	MINING AND MILLING PRODUCTION OF LEAD	0	0
.	AND ZINC CONCENTRATES	2,230,400	53
PASTA DE CONCHOS UNIT	MINING AND PRODUCTION OF COAL	1,068,000	100
MINERALES METALICOS DEL NORTE		0	0
S.A.		0	0
SANTA BARBARA UNIT	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF LEAD, COPPER AND	1,574,400	100
.	ZINC CONCENTRATES	0	0
MEXICANA DE CANANEA		0	0
S.A. DE C.V.		0	0
CONCENTRATE MINE	EXTRACTION OF COPPER AND ORE	0	0
.	BENEFIT	24,500,000	79
LIXIVIATION PLANTS	COPPER CATHODES	55,780	86

29/08/2002 08.12

NOTES

(1) VOLUME IN THOUSANDS OF KILOGRAMS.
* VOLUME IN KILOGRAMS.

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
		COPPER CONCENTRAT	TRAFIGURA A.G.	NO	1.00
		BLISTER COPPER	TRAFIGURA NOVARCO	NO	1.00
DIESEL AND LUBRICANT	PETROLEOS MEXICANOS			NO	3.00
REFACTIONS	GIMCO, S.A. DE C.V.			NO	2.00
		ANODES COPPER	CHEMETCO	NO	6.00
	OTHERS			NO	

NOTES

29/08/2002 08.12

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
GOLD	1,911	12,225	447	41,667	3.00	IMM MONTERREY	MET. PRECIOSOS DE MONTERREY
						IMM MONTERREY	GRUPO SAN MIGUEL
SILVER	578,356	53,551	138,979	202,654		IMM MONTERREY	MET. PRECIOSOS DE MONTERREY
						IMM MONTERREY	GRUPO SAN MIGUEL
LEAD	8,057	63,097	13,707	60,928	34.00		MET-MEX PEÑOLES
ZINC	47,840	316,223	21,666	176,371	45.00	IMM-SLP	GRUPO NACOBRE
							ALUM.Y ZINC INDUST.
							INDUST. MONTERREY
COPPER CONTENT IN CONCENTRATES	54,421	492,529					MEXICANA DE COBRE
ZINC CONTENT IN CONCENTRATES	15,907	52,043	5,795	42,930	25.00		MET-MEX PEÑOLES
BLISTER COPPER	12,315	192,872	29	431	90.00		COBRE DE MEXICO
							COBRE DE PASTEJE
COPPER WIRE ROD	147,420	867,947	13,376	231,848			CONDUCTORES COBR.
							CONDULIMEX
COPPER IN CATHODES	294,437	4,016,041	49,331	725,405	15.00		COBRE DE MEXICO
							INDUST. UNIDAS
MOLYBDENUM	6,058	44,097	1,514	114,577	90.00	LA CARIDAD	MOLYMEX
TRANSPORTATION SERVICES		1,700,160		2,881,003			
OTHER				188,326			
3RD. DOC. EFFECT.				42,154			
TOTAL		7,810,785		4,708,294			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
GOLD			973	92,920	USA	SPCC	GERALD METALS
						ASARCO	ENTHONE OMI
SILVER			316,139	452,597	USA	SPCC	DEGUSA HILLS
						IMM MONTERREY	SCOTIA BANK
LEAD			449	1,124	USA		COMINGO.LTD
ZINC			27,696	220,922	USA		BETHLEHEM STEEL
							INLAND STEEL
COPPER CONTENT IN CONCENTRATES			5,023	101,580	USA	ASARCO	GLENCORE, LTD
ZINC CONTENT IN CONCENTRATES			14,358	101,964	ALEMANIA	ASARCO	SAVAGE ZINC
BLISTER COPPER			11,265	175,511	USA	ATR	CERRO WIRE & CABLE
COPPER WIRE ROD			158,962	2,567,367	USA	ATR	CERRO WIRE & CABLE
COPPER CATHODES			216,882	3,334,785	USA	SPCC	PECHINEY WORLD T.
						ELECTROWON	GERALD METALS
MOLYBDENUM			4,575	287,740	SUIZA	SPCC	GLENCORE INT.
					HOLANDA	LA CARIDAD	CHEMETALLGES
OTHER				120,794			
3RD. DOC. EFFECT				58,089			
TOTAL				7,515,393			

NOTES

VOLUME IN TONS
GOLD AND SILVER IN KILOGRAMS.

82-4582

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 9,738

Number of shares Outstanding at the Date of the NFEA: (Units) — 651,646,640

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF JUNIO OF 2002

FISCAL EARNINGS	-91,693
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	2
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2002 — 9,860

Number of shares Outstanding at the Date of the NFEA: (Units) — 651,646,640

STOCK EXCHANGE COI GMEXICO QUARTER: 2 YEAR: 2002

RAZON SOCIAL: **GRUPO MEXICO, S.A. DE C.V.**

82-4582

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 651,646,640

[X] ARE FIGURES FISCALLY AUDITED? [ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 30 OF JUNIO OF 2002

FISCAL EARNINGS:	-91,693
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	2
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	9,286
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF JUNIO OF 2002 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 651,646,640

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

29/08/2002

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **2** YEAR: **2002**
GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		4	651,646,640			651,646,640	16,316,038	
TOTAL			**651,646,640**	**0**	**0**	**651,646,640**	**16,316,038**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
651,646,640
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF JUNE OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C P. DANIEL TELLECHEA SALIDO	**C P. ERNESTO DURAN TRINIDAD**
APODERADO	***APODERADO***

MEXICO, D.F., AT AUGUST 29 OF 2002